UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at April 14, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: April 15, 2010

Print the name and title of the signing officer under his signature

  1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-629-1216
Tollfree: 1-800-667-2114
www.amarcresources.com

AMARC READIES FIELD PROGRAMS FOR NEW GOLD DISCOVERY AND ADJACENT
2,800 SQUARE KILOMETRE PLATEAU GOLD-COPPER BELT

April 14, 2010 Vancouver, BC - Amarc Resources Ltd. ("Amarc", "the Company") (TSX Venture: AHR; OTCBB: AXREF) is pleased to provide an update on its activities to advance the Newton bulk tonnage gold discovery and the adjacent, highly prospective Plateau Gold-Copper Belt located near the Prosperity gold-copper mine development in south-central, British Columbia (BC) which is in the permitting stage.

"Amarc has planned comprehensive field programs for 2010 with the goal of determining the full extent of the Newton bulk tonnage gold discovery made in late-2009 and exploring the extensive new claim holdings which cover the adjacent Plateau Gold-Copper Belt," said Amarc Executive Chairman Bob Dickinson. "The Company is funded to undertake a range of exploration activities to start shortly and expects to generate positive results from throughout the region over the ensuing months."

Amarc initiated its 2010 field activities by undertaking a 7,000 line-kilometre ZTEM (Z-Axis Tipper Electromagnetic system) survey and a high-sensitivity magnetometer airborne geophysical survey over the Newton property, other regional anomalies and the Plateau Gold-Copper Belt (see Amarc press release January 19, 2010). This survey has been completed and is now being compiled and analyzed. The survey is considered to be one of the largest airborne geophysical surveys ever undertaken by an exploration company in BC.

The geophysical signatures of Newton and other known mineral occurrences in the region have been established and are now being used, in conjunction with public domain data and in-house knowledge, to define previously unrecognized targets within the Newton and Plateau Gold-Copper Belt properties. In addition, Amarc has retained a world-class structural geologist to assist in the prioritization of compelling deposit targets.

"We are extremely encouraged by the high-quality targets that have already been identified over the approximately 2,800 square kilometres of mineral claims, 100% owned by Amarc, within the Plateau Gold-Copper Belt," Dickinson said. "Our geologists believe these targets have high potential to host significant gold-copper porphyry deposits, as well as potential epithermal styles of precious metals mineralization. An experienced regional technical team has been assembled and will be deployed to the field in June to commence on-the-ground target delineation, to be followed by drill testing of select targets. Our targets lend themselves to discovery of Prosperity-type copper-gold porphyry deposits and Round Mountain-type, bulk tonnage gold-silver deposits."

Late in 2009, Amarc discovered the Newton bulk tonnage-style gold system, which may represent a new gold deposit type for BC within a previously unrecognized district (see Amarc press release January 19, 2010). The best intercept from Amarc's 14-hole diamond drill program intercepted 189 metres at 1.56 g/t gold. Amarc has the right to acquire an 80% interest in the Newton property from High Ridge Resources Inc. by incurring $5 million in project expenditures within seven years.

The goal of the 2010 exploration activities planned for Newton - including mapping, Induced Polarization (IP) geophysical surveys and drilling - is to substantially advance the delineation of a bulk tonnage gold resource. Permit applications related to both the IP geophysical survey and a 25-hole diamond drill program were submitted to the provincial government in mid-December 2009 and permits are expected to be received shortly. Amarc has assembled a strong technical team to advance the Newton project.

Gold mineralization at Newton is associated with disseminated sulphides that are localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high primary permeability and likely a wide geographical distribution, features that are representative of a permissive environment for the development of a bulk tonnage-style mineralized system. Additional potential may also be present in the form of structurally controlled high-grade gold zones.

The Newton property and Plateau Gold-Copper Belt are located approximately 140 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, which supports a number of operating mines and late-stage development projects.

The Prosperity copper-gold project, located 40 kilometres to the south of Newton property, hosts Proven and Probable Reserves of 830 million tonnes grading 0.41 g/t Au and 0.23 % copper at a C$5.50 NSR/t cut-off (Taseko Mines Limited). On January 14, 2010, the Prosperity project received environment approval from the BC government, and is currently the focus of a federal environmental review panel.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company with a series of successful mineral development projects in BC - including Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization,  uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, environmental issues and liabilities associated with mineral exploration and development activities, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.